UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIRKS GROUP INC.

(Exact name of the registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

001-32635

(Commission file number)

2020 Robert-Bourassa, suite 200

Montreal Québec

Canada

H3A 2A5

(Address of principal executive offices) (Zip code)

Miranda Melfi, 514-397-2509

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Birks Group Inc. (“Birks Group” or the “Company”) is a leading designer of fine jewelry and operator of luxury jewelry stores in Canada selling jewelry, timepieces and gifts from its own Birks-branded collections as well as from third party suppliers and brands. The Company currently operates 32 store locations including: 17 retail locations under the Maison Birks brand in most major Canadian metropolitan markets, one retail location in Montreal under the Birks Brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Patek Philippe brand, one retail location in Vancouver under the Roger Dubuis brand, four retail locations under the Breitling brand (Laval, Ottawa, Etobicoke, Toronto), one retail location in Toronto under the Omega brand, one retail location in Etobicoke under the Montblanc brand, and four retail locations in the Greater Toronto Area under the European Boutique brand. In addition to being a nationwide retailer with a strong brand identity, the Company is also highly regarded in Canada as a designer and producer of jewelry. As a luxury jeweler, most of the Company’s jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. In 2025, the Company manufactured and/or contracted for the manufacture of products containing Conflict Minerals. Please refer to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Form SD and the 1934 Act Release No. 34-67716 for the definitions of terms used in this Form SD, unless otherwise defined herein.

Birks Group has designed a Conflict Minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

•	Educating its employees and suppliers about Conflict Minerals;

•

Establishing a cross-functional management team including members of senior management and subject matter experts from relevant functions such as supply chain, product development, merchandising, manufacturing, legal and finance responsible for implementing the Company’s Conflict Minerals compliance strategy; and

•	Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

The Company’s compliance program has been designed to conform, in all material respects, with the framework in The Organization of Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, and the related gold supplement for Conflict Minerals.

In addition, the Company has adopted a Conflict Minerals Policy which has been communicated to the Company’s suppliers and is included in the Company’s Merchandise Quality Manual and available under “Conflict Minerals Policy” under the “Investor Relations & Governance” webpage of the Company’s website at www.birksgroup.com. The Birks Group Conflict Minerals Policy indicates that suppliers who do not comply with this policy will be reviewed and evaluated accordingly for future business and sourcing decisions.

Conflict Minerals Disclosure

Birks Group conducted a good faith reasonable country of origin inquiry using the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (“RMI”), formerly the Conflict-Free Sourcing Initiative. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide metal ores to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers and requests a listing of the smelters used by the company and its suppliers. The CMRT also contains questions about the origin of Conflict Minerals included in the company’s products, as well as questions regarding supplier due diligence.

The Company reviewed and evaluated each supplier response received against criteria developed such as completeness of responses in the CMRT, inconsistencies within the data suppliers reported in the CMRT and smelter information, based on publicly available information, including a listing of smelters participating in the RMI to determine which smelters required further engagement with the suppliers.

Based on the responses in the CMRT and additional information the Company received, the Company determined that it had no reason to believe that any Conflict Minerals necessary to the functionality or production of its products may have originated in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo. The information discussed above is also publicly available under “Conflict Minerals Policy” under the “Investor Relations & Governance” webpage of the Company’s website at http://www.birksgroup.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

None.

Section 3 - Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Birks Group Inc.
(Registrant)

By: /s/ Aldo Battista	Date: May 29, 2026
Name: Aldo Battista Title: Vice-President and Chief Financial Officer